FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Shaw Communications Inc.

630 – 3rd Avenue S.W., Suite 900

Calgary, Alberta T2P 4L4

2.	Date of Material Change

February 15, 2018

3.	News Release

Two news releases were issued by Shaw Communications Inc. (“Shaw”) and disseminated through GlobeNewswire on February 15, 2018.

4.	Summary of Material Change

On February 15, 2018, Shaw announced the: (i) results of the voluntary departure program (“VDP”), the first step in its multi-year Total Business Transformation (“TBT”) initiative; and (ii) Chief Financial Officer transition as part of the TBT initiative.

5.	Full Description of Material Change

Results of VDP

On February 15, 2018, Shaw announced the results of the VDP, the first step in a multi-year TBT initiative, designed to reinvent its operating model to better meet the changing tastes and expectations of consumers and businesses.

Approximately 3,300 employees elected to participate in the VDP, which represents 25% of the company’s total workforce. As anticipated, the majority of employees who have chosen to accept the voluntary departure packages are in areas of Shaw’s business that can be further optimized through the use of technology and a more efficient service delivery model. Actual uptake falls within scenarios considered and therefore, Shaw expects that the business will continue to operate in the normal course and there will be no impact on customer experience.

As part of the program design, the majority of customer-facing employees (i.e. Customer Care, Retail, Sales) were not eligible to participate in the VDP and – as a key component of the program – Shaw has control over the timing of employee departures across the company to ensure they are actively managed through an orderly transition over the next 18 months.

In connection with various TBT activities to-date, including the VDP, Shaw expects to incur a restructuring charge of approximately $450 million in the second quarter of fiscal 2018, primarily related to severance and other employee related costs, as well as additional expenses associated with the TBT initiative. The anticipated annualized savings, which include reductions in operating expenses and capital expenditures (i.e. capitalized labour), related to the VDP is expected to be approximately $225 million, to be fully realized in fiscal 2020. Shaw expects the savings to be equally weighted between operating expenses and capital expenditures. While the restructuring charge will be recognized in the second quarter fiscal 2018 results, the actual timing of employee payments related to the charge will occur over an 18-month period, starting in April 2018.

Shaw remains in the early stages of TBT and additional details regarding this initiative, including specifics regarding the VDP and its impact on fiscal 2018 results, will be discussed in conjunction with the release of its second quarter fiscal 2018 results on April 12, 2018.

CFO Transition

On February 15, 2018, Shaw announced that current Chief Financial Officer Vito Culmone will be leaving the organization effective May 4, 2018, and that Trevor English will be assuming the role of Executive Vice President, Chief Financial & Corporate Development Officer. This move is part of Shaw’s previously announced TBT initiative and consolidates a number of functions under Mr. English’s leadership. Mr. English will continue to report to Brad Shaw, Chief Executive Officer, Shaw.

Caution Regarding Forward-Looking Statements

Statements included in this material change report that are not historic constitute forward looking statements within the meaning of applicable securities laws. Such statements include, but are not limited to: statements related to the restructuring charges (related to severance and employee related costs) expected to be incurred and timing of such charges, statements related to the anticipated annual savings related to the VDP (including reductions in operating and capital expenditures), statements related to the impact that the employee exits will have on Shaw’s business operations, and statements related to timing and total savings at the completion of the TBT initiative. These statements are based on assumptions made by Shaw that it believes are appropriate and reasonable in the circumstances, including without limitation, there is no significant market disruption or other significant changes in economic conditions, competition or regulation; the TBT initiative will be completed in a timely and cost effective manner to yield the expected results and benefits; and Shaw is able to complete the employee exits with minimal impact on business operations within the anticipated timeframes and for the budgeted amounts; that Shaw’s TBT initiative will result in a leaner, more integrated and agile company improving efficiencies and execution to better meet its consumers’ needs and expectations (including the products and services offered to its customers). Undue reliance should not be placed on any forward-looking statement. Many factors, including those not within Shaw’s control, may cause actual results to be materially different from the views expressed or implied by such forward-looking statements, including but not limited to: general economic, market and business conditions; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; industry trends, technological developments, and other changing conditions in the entertainment, information and communications industries; Shaw’s ability to execute its strategic plans and capital projects; Shaw’s ability to close any transactions; Shaw’s ability to achieve cost efficiencies; technology, cyber security and reputational risks; opportunities that may be presented to and pursued by Shaw; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates; Shaw’s status as a holding company with separate operating subsidiaries; and other factors described in Shaw’s 2017 Annual Report under the heading “Known events, trends, risks and uncertainties.”

The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

This material change report provides certain future-oriented financial information as Shaw believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess Shaw’s expected operational and financial performance and as an indicator of its ability to service debt and pay dividends to shareholders. Such financial information may not be appropriate for this or other purposes.

Any forward-looking statements contained herein speak only as of the date of this material change report. Except as required by law, Shaw disclaims any obligation to update any forward-looking statement.

6.	Reliance of Subsection 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

None

8.	Executive Officer

Jay Mehr

President

(403) 750-4500

9.	Date of Report

February 15, 2018